EXHIBIT 21
SUBSIDIARIES OF CATUITY INC.
AS OF MARCH 31, 2006
1. Chip Application Technologies (Australia) Proprietary Limited is a 100% owned subsidiary located in Sydney, Australia.
2. CIT Cards (Australia) Proprietary Limited is a 100% owned subsidiary of Chip Application Technologies Proprietary Limited and is located in Sydney, Australia.
3. Loyalty Magic (Australia) Proprietary Limited is a 100% owned subsidiary located in Melbourne, Australia.